Exhibit 99.1
FOR IMMEDIATE RELEASE
City Telecom (H.K.) Limited Prices Public Offering of 3,500,000
American Depositary Shares
Hong Kong — April 23, 2010 — City Telecom (H.K.) Limited (Nasdaq: CTEL) (the “Company”) announced today that it has priced an underwritten public offering (the “Offering”) of 3,500,000 American Depositary Shares (“ADSs”), each of which represents 20 ordinary shares of the Company with a par value of HK$0.10 per share, at a public offering price of US$13.00 per ADS. The Offering has been made pursuant to the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). Oppenheimer & Co. acted as Sole Bookrunner for the offering. Roth Capital Partners was co-manager of the Offering and CIMB Securities (HK) Ltd. acted as the Company’s financial advisor. The Offering is expected to close on or about April 28, 2010. The underwriters will also have the option to purchase up to an additional 525,000 ADSs from the Company at the public offering price, less underwriting discounts and commissions, within 30 days from April 23, 2010 onward. The Company currently intends to use a portion of the net proceeds of the Offering to launch a new domestic free television program service in Hong Kong, and the remainder of the proceeds will be used for general corporate purposes. If the Company is not awarded a Hong Kong domestic free television program service license, all of the net proceeds will be used for general corporate purposes. The Company also plans to fully repay the HK$40 million outstanding under one of its banking facilities on or about the completion of the Offering using a portion of its available cash. Credit lines in the aggregate of HK$190 million are available under this banking facility, and any amount outstanding bears interest at a floating rate, is repayable in full and may be rolled over on a monthly basis until the facility expires in July 2011. The amount previously drawn down from this banking facility was used for general corporate purposes.
The shelf registration statement was declared effective by the SEC on April 9, 2010. A copy of the prospectus for the Offering has been filed with the SEC and is available on the SEC’s website, www.sec.gov. Alternatively, the underwriters will arrange to send you the preliminary prospectus supplement and related base prospectus if you request by contacting Oppenheimer & Co. Inc., by telephone at (1) 212 667 8563, or by email at equityprospectus@opco.com.
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any security of the Company, nor will there be any sale of such security in any jurisdiction in which such offer, sale or solicitation would be unlawful. The offering may be made only by means of a prospectus supplement and related base prospectus.

About City Telecom (H.K.) Limited (Nasdaq: CTEL)
City Telecom (H.K.) Limited (Nasdaq: CTEL) is a Hong Kong-based provider of residential and corporate fixed telecommunications network and international telecommunications services. City Telecom specializes in the residential mass market and small-to-medium corporate and enterprise market segments. The majority of City Telecom’s revenues are derived from business conducted in Hong Kong. For more information about City Telecom and its products, please visit www.ctigroup.com.hk.
For more information contact:
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary
niqlai@ctihk.com
+852 3145 6068